# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Matinas BioPharma Holdings, Inc., CIK 0001582554
CUSIP: 576810303
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1545 Route 206 South, Suite 302, Bedminster, New Jersey (NJ), 07921
Date of event which requires filing of this statement: 02/13/2025
Filed by CIK 0002056785
Persons authorized to receive notices and communications: Mark Crone, Esq., 420 Lexington Avenue, Suite 2446, New York, New York (NY), 10170, 646-861-7891

## Reporting persons
- Pembroke & Partners LLC (CIK 0002056785): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,016,888; sole dispositive power 0; shared dispositive power 1,016,888; aggregate amount beneficially owned 1,016,888 (19.99% of the class)
  Comment: (1) The voting rights of the Preferred Stock (as defined in Item 3) and the shares of Common Stock (as defined in Item 1) issuable upon the exercise of the Warrants (as defined in Item 3) are subject to a 19.99% voting cap, applied collectively with all other holders of the Preferred Stock and Warrants until Shareholder Approval (as defined in Item 4) is obtained. (2) Until Shareholder Approval is obtained, the holders of Preferred Stock and Warrants are subject to a collective beneficial ownership cap of 19.99% and the share amounts in rows 8, 10 and 11 and the beneficial ownership percentage in row 13 reflect such limitation. These numbers exclude the 1,500 shares of Common Stock directly or indirectly beneficially owned by Mr. Eide, for which beneficial ownership is expressly disclaimed.
- Robert J. Eide (CIK 0001181955): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,500; shared voting power 1,016,888; sole dispositive power 1,500; shared dispositive power 1,016,888; aggregate amount beneficially owned 1,018,388 (20% of the class)
  Comment: (1) This number includes 1,500 shares of Common Stock, 750 shares of Common Stock are beneficially owned directly by Mr. Eide and 750 shares of Common Stock are beneficially owned indirectly by Mr. Eide as the managing member of Isagen LLC. (2) The voting rights of the Preferred Stock and the shares of Common Stock issuable upon the exercise of the Warrants are subject to a 19.99% voting cap, applied collectively with all other holders of the Preferred Stock and Warrants until Shareholder Approval is obtained. (3) Until Shareholder Approval is obtained, the holders of Preferred Stock and Warrants are subject to a collective beneficial ownership cap of 19.99% and the share amounts in rows 8 and 10 reflect this cap. The share amounts in 11 and the beneficial ownership percentage in row 13 reflect this cap, and include the beneficial ownership of the Common Stock directly or indirectly owned by Mr. Eide.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Matinas BioPharma Holdings, Inc.
Address of issuer's principal executive offices: 1545 Route 206 South, Suite 302, Bedminster, New Jersey (NJ), 07921
Comment: This Statement on Schedule 13D (the "Statement") is filed jointly by the Reporting Persons (as defined below) and relates to the shares of Common Stock, of the Issuer.

## Item 2. Identity and Background
Name of person filing: This statement is being filed on behalf of Pembroke & Partners LLC, a Delaware limited liability company ("Pembroke") and Robert J. Eide (each a "Reporting Person" and, collectively, the "Reporting Persons").
Residence or business address: The address of the principal office of Pembroke is 1345 6th Avenue 27th floor New York, New York 10105. Mr. Eide's business address is 1345 6th Avenue, 27th floor, New York, NY 10019.
Present principal occupation or employment: Pembroke was created for the purpose of making an investment into the Issuer. Mr. Eide is a member and sole manager of Pembroke and Chief Executive Officer of Aegis Capital Corp.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings of any violation with respect to such law.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Pembroke is a limited liability company organized under the laws of the State of Delaware. Mr. Eide is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons' responses to Item 4 are incorporated in their entirety by reference into this Item 3.
Pursuant to the Securities Purchase Agreement by and among the Issuer, Pembroke, Sanitam Partners LLC, a Delaware limited liability company ("Sanitam") HEZBAY Holdings LLC, a New York limited liability company ("Hezbay") and Platinum Point Capital, LLC, a Nevada limited liability company ("Platinum Point" and, together with Sanitam and Hezbay (the "Sanitam Group"), dated February 13, 2025 (the "Purchase Agreement"), Pembroke purchased an aggregate of 492 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), which are convertible into up to 839,531 shares of Common Stock, and warrants (the "Warrants"), which are exercisable for up to 1,679,182 shares of Common Stock, for a total consideration of $492,000.
Mr. Eide purchased, individually or through Isagen LLC, 1,500 shares of Common Stock, prior to the transactions reporting herein for a total consideration of $5,000.00

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons will monitor and evaluate their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons, the Reporting Persons may take such actions with respect to this investment as they deem appropriate including, without limitation, (1) acquiring the Common Stock or other securities of the Issuer, (2) making proposals to the Issuer regarding changes in the capitalization, ownership structure, operations or board representation, or (3) disposing of some or all of the Preferred Stock or Common Stock. Any such additional purchases of Common Stock, or sales of the Preferred Stock or the Common Stock issuable upon conversion of the Preferred Stock or Warrants, may be in open market or privately negotiated transactions or otherwise
The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to communicate with the Issuer's management and Board of Directors of the Issuer about and may enter into negotiations and agreements with them regarding the foregoing and communicate with other shareholders or other third parties regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.
Pursuant to the terms of the Purchase Agreement, the Issuer agreed to issue and sell, in a private placement (the "Offering"), an aggregate of 3,300 shares of the Preferred Stock convertible into up to 5,631,404 shares of Common Stock with an offering price and stated value of $1,000 per share (the "Stated Value"), and the Warrants to purchase up to an aggregate of 200% of the shares of Common Stock into which the shares of Preferred Stock are initially convertible, or 11,262,808 shares of Common Stock. The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and customary conditions of closing.
Pursuant to the Purchase Agreement, on February 13, 2025 the Issuer issued and sold in an initial closing of the Offering, 1,650 shares of Preferred Stock, initially convertible into up to 2,815,702 shares of Common Stock, and accompanying Warrants, initially exercisable for up to 5,631,404 shares of Common Stock, for gross proceeds to the Issuer of $1.65 million. On the date on which the Issuer obtains shareholder approval ("Shareholder Approval") for the issuance of the Preferred Stock and Warrants, as may be required by the rules and regulations of NYSE American LLC (the "NYSE American"), the Issuer will issue and sell, in a second closing of the Offering (the "Second Closing"), 1,650 shares of Preferred Stock, initially convertible into up to 2,815,702 shares of Common Stock, and accompanying Warrants, initially exercisable for up to 5,631,404 shares of Common Stock, for gross proceeds to the Issuer of $1.65 million. Unless Shareholder Approval is obtained, the Reporting Persons will have no right to purchase any additional shares of Preferred Stock or Warrant under the Purchase Agreement.
According to the Issuer's Certificate of Designation filed pursuant to the Purchase Agreement ("Certificate of Designation") upon Shareholder Approval, the Preferred Stock shall vote with holders of outstanding shares of Common Stock, voting together as a single class, with each share of Preferred Stock entitled to vote on an as-converted basis based on a conversion price of $0.6393 pursuant to the rules and regulations of the NYSE American (the "Voting Conversion Price"). Until Shareholder Approval is obtained, and after April 10, 2025, each holder of Preferred Stock is entitled to vote on an as-converted basis based on the Voting Conversion Price, provided that such holders in the aggregate will be prohibited from voting in excess of 1,016,888 shares of Common Stock, calculated on an as-converted basis, representing 19.99% of the number of shares of Common Stock outstanding immediately prior to the date of the Purchase Agreement (the "19.99% Limit"), subject to adjustment..
From and after the date of Shareholder Approval, each share of Preferred Stock will be convertible, at the option of the Reporting Person, into that number of shares of Common Stock determined by dividing the Stated Value by $0.586 (the "Conversion Price"); provided, however, that until Shareholder Approval is obtained the Preferred Stock will only be convertible up to the 19.99% Limit, which amount includes any shares of Common Stock issuable upon exercise of the Warrants.
Upon Shareholder Approval, the Warrants are exercisable at an exercise price equal to 110% of the Conversion Price, or $0.6446 per share, and will expire on the five-year anniversary of the date of Shareholder Approval; provided, however, that until Shareholder Approval is obtained the Warrants will only be exercisable into Common Stock up to the 19.99% Limit.
As holders of Preferred Stock and Warrants, each Reporting Person is subject to individual beneficial ownership limits of 9.99% and 4.99%, respectively.
Pursuant to the Purchase Agreement, during the period which commenced on February 13, 2025, until such time as the Purchasers no longer own at least 10% of the outstanding shares of Common Stock on a fully diluted, as-converted basis, the Purchasers will be entitled to nominate one director to serve on the Board of Directors of the Issuer (the "Board"), who will initially be Dr. Robin Smith. Commencing on the date of the Second Closing until such time as the Purchasers no longer own at least 30% of the outstanding shares of Common Stock on a fully diluted, as-converted basis, the Purchasers will be entitled to nominate one additional director to serve on the Board.
The foregoing descriptions of the Purchase Agreement, the Certificate of Designation and the form of Warrant are qualified in their entirety by reference to the full text of the Purchase Agreement, the Certificate of Designation and the form of Warrant, which are included as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 5,086,985 shares of Common Stock of the Issuer outstanding as of November 13, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission (the "SEC") A As a result of the agreements described in Item 6 below, the Reporting Persons may be deemed members of a "group" (within the meaning of Rule 13d-5 under the Exchange Act) and may be deemed a "group" with the Sanitam Group and Adam Stern. The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein but are not responsible for the completeness and accuracy of the information concerning other members of the group.
The information set forth on the cover page of this Schedule 13D is hereby incorporated in its entirety by reference into this Item 5.
Pursuant to the terms of the Preferred Stock and the Warrants, until Shareholder Approval is obtained, the Reporting Persons cannot convert any of the Preferred Stock or exercise any of the Warrants if the Reporting Persons would collectively beneficially own, after any such conversion or exercise, more than the 19.99% Limit based on such conversion or exercise excluding any shares of Common Stock directly owned by any of the Reporting Persons and the Sanitam Group. The percentages set forth herein for each of the Reporting Persons gives effect to the 19.99% Limit
The Reporting Persons do not all directly own Preferred Stock or Warrants of the Issuer. As a result of the agreements described in Item 6 below, however, the Reporting Persons may be deemed to beneficially own securities of the Issuer beneficially owned by the other Reporting Persons, the Sanitam Group and Mr. Stern. Each Reporting Person disclaims beneficial ownership in the shares of Common Stock reported herein, and in the shares of Common Stock underlying the Preferred Stock and Warrants, except to the extent it exercises voting or dispositive power with respect to those securities.
In the event Shareholder Approval is obtained, the Reporting Persons together with the Sanitam Group and Mr. Stern may be deemed to beneficially own, in the aggregate, after giving effect to the conversion of the Preferred Stock and the exercise of the Warrants 8,447,106 shares of Common Stock, representing approximately 62.4% of the outstanding Common Stock after giving effect to the conversion of the Preferred Stock and the exercise of the Warrants, and not including the Common Stock currently beneficially owned by Mr. Stern or Mr. Eide or any of the Common Stock underlying the Preferred Stock and Warrants that may be issued in the Second Closing.
The Sanitam Group and Mr. Stern have informed the Reporting Persons that they collectively beneficially own 1,158 shares of Preferred Stock and Warrants. Mr. Stern has also informed the Reporting Persons that he beneficially owns 210,687 shares of Common Stock, for which Pembroke and Mr. Eide disclaim beneficial ownership. The Sanitam Group and Mr. Stern have informed the Reporting Persons that, excluding the shares of Common Stock owned by Mr. Stern, the Preferred Stock and Warrant equal 1,976,111 shares of Common Stock issuable upon the conversion of the Preferred Stock and 3,952,222 shares of Common Stock issuable upon exercise of the Warrants, subject to the 19.99% Limit (collectively with the Reporting Persons). Thus, if Shareholder Approval is obtained, the Santiam Group and Mr. Stern would beneficially own all 5,928,333 shares of Common Stock constituting approximately 53.8% of the outstanding shares of Common Stock. If Shareholder Approval is not obtained, the Santiam Group and Mr. Stern continue to collectively beneficially own approximately 713,888 shares of Common Stock, giving effect to the 19.99% Limit, constituting approximately 14.0% of the outstanding shares of Common Stock.
Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Stern.
Pembroke beneficially owns 492 shares of Preferred Stock and a Warrant equaling 839,591 shares of Common Stock issuable upon the conversion of the Preferred Stock and 1,679,182 shares of Common Stock issuable upon exercise of the Warrant, subject to the 19.99% Limit (collectively with the Reporting Persons). If Shareholder Approval is obtained, Pembroke would beneficially own all 2,518,773 shares of Common Stock constituting approximately 33.1% of the outstanding shares of Common Stock. If Shareholder Approval is not obtained, Pembroke would beneficially own approximately 303,032 shares of Common Stock, giving effect to the 19.99% Limit, constituting approximately 5.9% of the outstanding shares of Common Stock.
Mr. Eide does not directly own any Preferred Stock or Warrants, however, as the sole manager of Pembroke, Mr. Eide may be deemed to beneficially own securities of the Issuer beneficially owned by Pembroke. Thus, if Shareholder Approval is obtained, he may be deemed to beneficially own 2,518,773 shares of Common Stock constituting approximately 33.1% of the outstanding shares of Common Stock. If Shareholder Approval is not obtained, Mr. Eide would beneficially own approximately 303,032 shares of Common Stock, giving effect to the 19.99% Limit, constituting approximately 5.9% of the outstanding shares of Common Stock, and not including the Common Stock currently owned by Mr. Eide.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Pembroke and Mr. Eide may be deemed to share the power to vote and dispose of the shares of Common Stock underlying the Preferred Stock and Warrant owned by Pembroke. Mr. Eide has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: There have been no other transactions in the shares of common stock of the Issuer effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.
On February 20, 2025, the Reporting Persons entered into Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.
The Reporting Persons may periodically consult with each other, the Sanitam Group and Mr. Stern with regards to any future plans related to items set forth in Item 4 and may consult with each other in connection with the conversion of Preferred Stock, exercise of the Warrant, the holding, voting or disposing of the Preferred Stock or the shares of Common Stock underlying the Preferred Stock, or the solicitation of proxies from stockholders of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Signatures
- Pembroke & Partners LLC: /s/ Robert J. Eide, Robert J. Eide (02/20/2025)
- Robert J. Eide: /s/ Robert J. Eide, Robert J. Eide/Manager (02/20/2025)